FRESHWATER TECHNOLOGIES, INC.
Suite 200
30 Denver Crescent
Toronto, ON M2J 1G8
Canada

May 21, 2008

VIA COURIER AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
USA

Attention:	H. Christopher Owings
Assistant Director

Dear Sirs:

Re:	Freshwater Technologies, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed April 30, 2008
File No. 333-140595

     Thank you for your letter dated May 14, 2008 with respect to Amendment No. 4 to Registration Statement on Form S-1 filed by Freshwater Technologies, Inc. (the “Company”) on April 30, 2008.

Plan of Operation, page 35

1. We note that you eliminated your inventory balance by recording an inventory impairment charge of $60,525 during fiscal year 2007. Considering you will need to procure additional inventory in order to continue as a distributor of water purification products, please revise your filing to discuss any changes in your business strategy, liquidity, and/or capital resources related to your determination that your inventory did not have any value. For example, please tell us and disclose if you intend to expand or contract your product lines or if you purchased or intend to purchase a material amount of inventory in the current fiscal year and, if so, how those events will impact your estimated working capital during the next twelve month period and how those products will differ from the impaired inventory. Please also disclose if you intend to continue purchasing inventory from your key suppliers in the future or if you are seeking alternative supply relationships.

     The Company, to reflect the fact that there has been no movement in water activation products during the years ended December 31, 2007 and 2006 and there is uncertainty as to whether the products can be resold in the future, recorded an inventory impairment charge of $60,525 during fiscal 2007.

     Our Company business strategy as it relates to inventory has always been to maintain a minimum of water activation inventory after our current inventory was sold and in the case of our water purification products supplier the Company has never acquired inventory of any size nor will the Company in the future. In this regard, under "Summary of Current Business" section of the Company's S-1-Page 25, we state "We will purchase finished product from our two suppliers-manufacturers in quantities sufficient to satisfy product orders of our customers." Further we believe this impairment charge affecting our inventory will have little effect on our liquidity and capital resources that is not already stated in the S-1 as we will purchase, in most cases, future ELCE and R-can products only against purchase orders from our customers.

     Under the section Estimated Working Capital Expenditures During the Next Twelve Month Period on page #34 of the S-1 we project the Company's needs for working capital at $400,000 to $500,000 which will include any small inventory purchases required. We do not plan to have an inventory of the ELCE products nor larger R-Can products.

     The Company, as stated under our Plan of Operations-"Growth Strategy" Page 35 of S-1, will continue to look for new and expanded product lines from new suppliers but will continue to deal with our current suppliers for their unique and quality products. We state "In the event that we are able to secure sufficient financing, we will be able to consider expanding the offering of additional products and/or technologies by our two suppliers or future additional suppliers. If we have the appropriate resources, we can also gradually explore establishing relationships with an increased number of suppliers.

Statements of Operations, page F-3

2. We have reviewed your response to comment 1 in our letter dated February 11, 2008 and note that your inception to date statement of operations reflects $460,173 of revenues and a provision for uncollectible accounts receivable of $416,196. Since these amounts represent approximately 90% of your cumulative revenues were uncollectible, please explain why you believe you did not overstate revenue by recognizing revenue that did not meet the collectability criterion. Please revise your statement of operations to eliminate the amount of revenue which did not meet this revenue recognition criterion or explain in further detail why the revenues were reasonably assured of collectability.

     The necessary criteria for revenue recognition, as set out in the Securities and Exchange Commission Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements,” are that (i) the price is fixed or determinable; (ii) persuasive evidence of an arrangement exists; and, (iii) collectability is reasonably assured.

     Our revenues initially met the necessary criteria for recognition as follows: (i) all of our prices were fixed or determinable; (ii) sales invoices existed for each sale and provide persuasive evidence of the arrangement that existed between the customer and our Company for the purchase and sale of our products; and, (iii) we assessed and were reasonably assured of collectability in each case.

     The majority of our sales were made to our three distributors in 2005 and comprised only ELCE equipment, our water activation equipment used to replace the use of chemicals in cleaning encrustations and oxidation in boilers and refrigeration equipment. Our first significant sale made in May 2005 to Avila Stem S.A., our Costa Rican distributor, amounted to $63,150; in November 2005, we sold $51,275 to our Panama distributor, Jeufi International Inc.; and in November/December 2005 we sold $242,735 to our Peruvian distributor, Max Rolando Choso. Each of our distributors was financially sound when the sales were made, was in the business of sales and servicing of boiler and refrigeration equipment and had sales plans for the sales and installation of the ELCE equipment that they purchased from the Company. Each of our distributors remains in business today and will continue to sell and install the ELCE equipment that they have purchased from the Company.

     As it became apparent during 2006 that our distributors were having great difficulty in selling the purchased ELCEs the Company made a decision to work with our distributors to help them sell their equipment by extending payment terms. As the Company recognizes allowances for doubtful accounts based on the length of time the receivables are past due, the current business environment and the Company’s historical experience we provided for the full amount of the accounts receivable owing by our three distributors and will record any recovery, only as cash is received from our distributors, as recoveries of bad debts. In addition, any new sales to our three distributors are currently made on a cash only basis.

     Our distributors encountered two major problems, which were not originally anticipated, when selling the ELCE equipment. The first problem was the buyers concerns and doubts that new, unique equipment that only uses the flow of water to work could actually replace the use of chemicals in cleaning their boilers and refrigeration equipment of encrustations and oxidation, as chemicals have been used and accepted as the sole cleaner for this purpose for decades. To overcome this, our distributors need to test the ELCE equipment to show the results to the customer before the customer will purchase the ELCE.

     The second problem and the most difficult for our distributors to overcome was the underestimating of the strengths of the chemical companies when it came to them potentially losing business on which for years they had a monopoly.

     We look forward to any further comments you may have regarding our Amendment No. 4 to Registration Statement on Form S-1 or with respect to our response above. Should you have any questions, please do not hesitate to contact me directly at (416) 490-0254.

Yours truly,

FRESHWATER TECHNOLOGIES, INC.

/s/ Max Weissengruber
per: Max Weissengruber
cc: Andrew Blume, SEC Staff Accountant
Kari Richardson, Clark Wilson LLP